   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1999



                                                      REGISTRATION NO. 333-89001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                   DEFINED TECHNOLOGY PORTFOLIO 1999 SERIES D
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                              POST OFFICE BOX 9051
                            PRINCETON, NJ 08543-9051

D. NAMES AND COMPLETE ADDRESSES OF AGENT FOR SERVICE:



  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051
                                                             COPIES TO:
                                                       PIERRE DE SAINT PHALLE,
                                                                ESQ.
                                                        450 LEXINGTON AVENUE
                                                         NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the Registration Statement.


/X/ Check box if it is proposed that this Registration Statement shall become effective upon filing on December 17, 1999, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINEDASSET FUNDS--REGISTERED TRADEMARK--

                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           DEFINED TECHNOLOGY PORTFOLIO
                           1999 SERIES D
                           (A UNIT INVESTMENT TRUST)
                           -  DESIGNED FOR CAPITAL APPRECIATION
                           -  AGGESSIVE GROWTH TECHNOLOGY STOCKS

                           -----------------------------------------------------
                           The Securities and Exchange Commission has not
SPONSOR:                   approved or disapproved these Securities or passed
MERRILL LYNCH,             upon the adequacy of this prospectus. Any
PIERCE, FENNER & SMITH     representation to the contrary is a criminal offense.
INCORPORATED               Prospectus dated December 17, 1999.

--------------------------------------------------------------------------------


Defined Asset Funds-SM-


Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over 160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.


Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.
-------------

Defined Asset Funds is a registered


servicemark of Merrill Lynch & Co., Inc.



CONTENTS
                                         PAGE
                                         ----



Risk/Return Summary....................     3
What You Can Expect From Your
  Investment...........................     6
  Income...............................     6
  Records and Reports..................     6
The Risks You Face.....................     6
  Concentration Risk...................     6
  Litigation and Legislation Risks.....     6
Selling or Exchanging Units............     7
  Sponsor's Secondary Market...........     7
  Selling Units to the Trustee.........     7
  Rollover/Exchange Option.............     8
How The Fund Works.....................     8
  Pricing..............................     8
  Evaluations..........................     9
  Income...............................     9
  Expenses.............................     9
  Portfolio Changes....................    10
  Portfolio Termination................    10
  No Certificates......................    10
  Trust Indenture......................    10
  Legal Opinion........................    11
  Auditors.............................    11
  Sponsor..............................    11
  Trustee..............................    12
  Underwriters' and Sponsor's
    Profits............................    12
  Public Distribution..................    12
  Code of Ethics.......................    12
  Year 2000 Issues.....................    12
Taxes..................................    13
Supplemental Information...............    14
Financial Statements...................    15
  Report of Independent Accountants....    15
  Statement of Condition...............    15

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY

 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
  -  The objective of this Defined Fund is
     capital appreciation by investing for a
     period of about one year in a portfolio
     consisting of common stocks in the
     technology sector.
  -  You can participate in the Portfolio by
     purchasing units. Each unit represents
     an equal share of the stocks in the
     Portfolio and receives an equal share of dividend income and principal distributions, if any.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?
  - The Portfolio contains 100 common stocks in the technology sector selected by the Sponsor for capital appreciation.
  - We selected Portfolio stocks by applying a quantitative model developed by
     Bernard V. Tew, chairman of Q.E.D.
     Investments, the Portfolio Consultant.
  -  The Model is designed to identify those
     technology stocks:


    -- with similar returns and dissimilar
       price movement (low correlation).
    -- with a strong potential for capital
       appreciation and to provide investment
       results that exceed the Merrill Lynch
       100.


  -  The Merrill Lynch 100 is an equally
     weighted index of the 100 largest
     technology stocks by market
     capitalization and trading volume. The
     Portfolio consists of the same stocks,
     reweighted in the Portfolio to enhance
     investment results.
  -  To implement the Strategy the Portfolio
     Consultant compiles the historical price data of all securities that comprise the Merrill Lynch 100.


    -- Using this historical price data and
       incorporating risk reduction
       techniques, the Portfolio Consultant
       sets the stock weightings that the
       Portfolio Consultant believes will
       have a return greater than, but highly
       correlated with, the return of the
       Index.


  -  The Portfolio Consultant will rebalance
     the Portfolio on a yearly basis.
  -  The Portfolio is designed for investors
     who want to invest a portion of their
     equity portfolio in the technology
     sector, with the opportunity to change
     the focus of their equity investment by
     exchanging units of this Portfolio into
     units of other equity Defined Funds at a reduced sales charge if their views on this sector change.


    -- The Portfolio is not an appropriate
       investment for investors seeking
       preservation of capital or a high
       level of current income.
    -- Since all of the Portfolio stocks are in the technology sector, this
       Portfolio is not designed to be a
       complete equity investment program.


  -  The Portfolio plans to hold the stocks
     in the Portfolio for about one year. At
     the end of the year, we will liquidate
     the Portfolio and apply the same
     Strategy to select a new portfolio, if
     available.
  - Each Technology Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. You can sell your units any time.

 3.  What technology industry sectors are
     represented in the Portfolio?

     Based upon the principal business of
     each issuer and current market values,
     the Portfolio represents the following
     technology industry groups:


  -  Internet Software/Services             19%
  -  Software                               18%
  -  Electronic Components-                 17%
     Semiconductors
  -  Telecommunication                      15%
     Equipment/Services
  -  Computer Information/Services           7%
  -  Computers                               5%
  -  Networking Products                     5%
  -  Circuits                                3%
  -  Computer-Integrated Systems             2%
  -  Data Processing/Management              2%
  -  Internet Retail                         2%
  -  Memory Devices                          2%
  -  Office Automation & Equipment           2%
  -  Memory Devices                          2%
  -  Electronic Component/Equipment          1%

--------------------------------------------------------------------------------

                               Defined Portfolio

-------------------------------------------------------------------

Equity Investor Fund

Defined Technology Portfolio 1999 Series D

Defined Asset Funds


                                                                              PRICE
                                        TICKER          PERCENTAGE          PER SHARE             COST
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)     TO PORTFOLIO      TO PORTFOLIO (2)
-------------------------------------------------------------------------------------------------------------
  1. 3Com Corporation                    COMS                1.10%          $ 48.5625         $  3,545.06

  2. Apple Computer                      AAPL                1.53             98.3125            4,915.63

  3. Adobe Systems, Inc.*                ADBE                1.50             63.7500            4,845.00

  4. ADC Telecommunications, Inc.        ADCT                1.53             67.5000            4,927.50

  5. Analog Devices, Inc.                 ADI                0.75             75.6250            2,420.00

  6. Alcatel*+                            ALA                1.51             41.5000            4,855.50

  7. Altera Corporation                  ALTR                0.75             48.3750            2,421.88

  8. Applied Materials, Inc.             AMAT                0.75            110.5625            2,432.38

  9. Amazon.com, Inc.                    AMZN                1.50             94.8750            4,838.63

 10. America Online, Inc.                 AOL                0.74             85.4375            2,392.25

 11. Ariba, Inc.                         ARBA                1.03            237.5000            3,325.00

 12. ASM Lithography Holding N.V.        ASML                1.49             96.0000            4,800.00

 13. At Home Corporation                 ATHM                1.08             49.0000            3,479.00

 14. Automatic Date Processing,
   Inc.*                                  AUD                0.76             50.7500            2,436.00

 15. BMC Software, Inc.                  BMCS                0.77             75.2344            2,482.73

 16. Broadcom Corporation                BRCM                0.97            222.0000            3,108.00

 17. BroadVision, Inc.                   BVSN                1.51            131.6875            4,872.44

 18. Computer Associates
   International, Inc.*                   CA                 0.75             59.0000            2,419.00

 19. CIENA Corporation                   CIEN                1.49             64.0625            4,804.69

 20. CMGI, Inc.                          CMGI                1.44            221.5625            4,652.81

 21. Commerce One, Inc.                  CMRC                1.04            419.0000            3,352.00

 22. Comverse Technology, Inc.           CMVT                0.75            127.0000            2,413.00

 23. Conexant Systems, Inc.              CNXT                0.93             69.3750            2,983.13

 24. Compaq Computer Corporation*         CPO                0.76             25.6875            2,440.31

 25. Compuware Corporation               CPWR                1.45             35.6250            4,666.88


----------------------------
(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on December 16, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 + The issuer is a foreign corporation; any dividends will be subject to withholding taxes.

 * Only these stocks currently pay dividends.


                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

                               Defined Portfolio

-------------------------------------------------------------------

Equity Investor Fund

Defined Technology Portfolio 1999 Series D

Defined Asset Funds


                                                                              PRICE
                                        TICKER          PERCENTAGE          PER SHARE             COST
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)     TO PORTFOLIO      TO PORTFOLIO (2)
-------------------------------------------------------------------------------------------------------------

 26. Computer Sciences Corporation        CSC                1.51%          $ 85.5000         $  4,873.50

 27. Cisco Systems, Inc.                 CSCO                0.73             97.8750            2,349.00

 28. Citrix Systems, Inc.                CTXS                0.72            116.6250            2,332.50

 29. DoubleClick, Inc.                   DCLK                0.94            189.6875            3,035.00

 30. Dell Computer Corporation           DELL                0.77             44.9375            2,471.56

 31. eBay, Inc.                          EBAY                0.92            149.0000            2,980.00

 32. Electronic Data Systems
   Corporation*                           EDS                1.09             64.0625            3,523.44

 33. E*TRADE Group, Inc.                 EGRP                1.52             30.3125            4,880.31

 34. EMC Corporation                      EMC                0.74             95.1250            2,378.13

 35. Ericsson (LM) Telephone
   Company*+                             ERICY               0.75             58.6250            2,403.63

 36. Electronic Arts, Inc.               ERTS                0.75            109.4375            2,407.63

 37. Exodus Communications, Inc.         EXDS                1.11             82.8750            3,563.63

 38. First Data Corporation*              FDC                1.53             45.5625            4,920.75

 39. Foundry Networks, Inc.              FDRY                1.06            261.6250            3,401.13

 40. General Instrument
   Corporation**                          GIC                0.96                  **                  **

 41. Gateway. Inc.                        GTW                0.71             72.0000            2,304.00

 42. Hewlett-Packard Company*             HWP                0.76            106.6250            2,452.38

 43. International Business
   Machines Corporation*                  IBM                0.74            109.1250            2,400.75

 44. Internet Capital Group, Inc.        ICGE                1.12            112.3750            3,596.00

 45. Internap Network Services
   Corporation                           INAP                0.88            135.0000            2,835.00

 46. Infosys Technologies Limited*+      INFY                0.93            250.0000            3,000.00

 47. Inktomi Corporation                 INKT                0.99            168.3125            3,197.94

 48. Intel Corporation*                  INTC                0.75             80.2500            2,407.50

 49. Intuit, Inc.                        INTU                0.76             53.3750            2,455.25

 50. i2 Technologies, Inc.               ITWO                1.58            150.0625            5,102.13


----------------------------
The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

 + The issuer is a foreign corporation; any dividends will be subject to withholding taxes.


 * Only these stocks currently pay dividends.


 ** General Instrument Corporation is the subject of a cash tender offer and is expected to be removed from the Merrill Lynch 100. The Trustee will hold amounts deposited for the purchase of this security in cash pending the announcement of a substitute security in the Merrill Lynch 100. The cash will then be used to purchase the substitute security.

                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

                               Defined Portfolio

-------------------------------------------------------------------

Equity Investor Fund

Defined Technology Portfolio 1999 Series D (Continued)

Defined Asset Funds


                                                                              PRICE
                                        TICKER          PERCENTAGE          PER SHARE             COST
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)     TO PORTFOLIO      TO PORTFOLIO (2)
-------------------------------------------------------------------------------------------------------------

 51. JDS Uniphase Corporation            JDSU                0.70%          $249.8750         $  2,248.88

 52. Juniper Networks, Inc.              JNPR                0.88            316.5625            2,849.06

 53. KLA-Tencor Corporation              KLAC                0.75             92.8750            2,414.75

 54. Linear Technology Corporation*      LLTC                0.75             69.0625            2,417.19

 55. LSI Logic Corporation                LSI                0.75             59.2500            2,429.25

 56. Lucent Technologies, Inc.*           LU                 0.73             78.6875            2,360.63

 57. Lexmark International Group,
   Inc.                                   LXK                1.51             76.0000            4,864.00

 58. Molex, Inc.*                        MOLX                1.53             52.3750            4,923.25

 59. Motorola, Inc.*                      MOT                0.73            130.0000            2,340.00

 60. Microsoft Corporation               MSFT                0.74            113.6875            2,387.44

 61. Micron Technology, Inc.*             MU                 1.50             72.0625            4,828.19

 62. Maxim Integrated Products,
   Inc.                                  MXIM                0.75             86.5000            2,422.00

 63. Nokia Corporation*+                  NOK                0.76            163.7500            2,456.25

 64. Novell, Inc.                        NOVL                0.78             24.2500            2,522.00

 65. National Semiconductor
   Corporation                            NSM                1.50             44.0000            4,840.00

 66. Nortel Networks Corporation*         NT                 0.75             90.0000            2,430.00

 67. Network Appliance, Inc.             NTAP                0.71            152.9375            2,294.06

 68. Nextel Communications, Inc.         NXTL                1.47             92.9375            4,739.81

 69. Oracle Corporation                  ORCL                0.75             89.5625            2,418.19

 70. Paychex, Inc.*                      PAYX                0.75             39.5000            2,409.50

 71. Priceline.com Inc.                  PCLN                0.94             57.1875            3,030.94

 72. Phone.com, Inc.                     PHCM                0.95            139.1250            3,060.75

 73. Koninklijke (Royal) Philips
   Electronics N.V.*+                     PHG                0.73            130.0000            2,340.00

 74. PMC-Sierra, Inc.                    PMCS                1.52            117.0000            4,914.00


----------------------------
(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on December 16, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


 * Only these stocks currently pay dividends.

 + The issuer is a foreign corporation; any dividends will be subject to withholding taxes.
                          ----------------------------



                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------

Equity Investor Fund

Defined Technology Portfolio 1999 Series D (Continued)

Defined Asset Funds


                                                                             PRICE
                                        TICKER          PERCENTAGE         PER SHARE             COST
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)    TO PORTFOLIO      TO PORTFOLIO (2)
------------------------------------------------------------------------------------------------------------

 75. Parametic Technology
   Corporation                           PMTC                1.54%         $ 32.8750         $  4,964.13

 76. Portal Software, Inc.               PRSF                0.89           103.0000            2,884.00

 77. QUALCOMM, Inc.                      QCOM                1.50           439.2500            4,831.75

 78. RealNetworks, Inc.                  RNWK                0.86           154.2500            2,776.50

 79. SAP AG*+                             SAP                1.05            50.3125            3,370.94

 80. Sycamore Networks, Inc.             SCMR                1.06           244.0000            3,416.00

 81. Siebel Systems, Inc.                SEBL                1.53            85.0625            4,933.63

 82. Seagate Technology, Inc.             SEG                1.16            43.9375            3,734.69

 83. Solectron Corporation                SLR                0.75            83.8750            2,432.38

 84. SONY CORPORATION*+                   SNE                0.76           187.9375            2,443.19

 85. STMicroelectronics N.V.*+            STM                0.73           138.8125            2,359.81

 86. Sun Microsystems, Inc.              SUNW                0.74            74.9375            2,398.00

 87. Teradyne, Inc.                       TER                0.77            49.3125            2,465.63

 88. TIBCO Software, Inc.                TIBX                0.94           160.0000            3,040.00

 89. Tellabs, Inc.                       TLAB                0.76            65.9375            2,439.69

 90. Terra Networks, S.A.                TRRA                1.04            46.7500            3,366.00

 91. Taiwan Semiconductor
   Manufacturing Company Ltd.+            TSM                1.00            37.5000            3,225.00

 92. Texas Instrument, Inc.*              TXN                0.75           100.0625            2,401.50

 93. Unisys Corporation                   UIS                0.94            30.0000            3,030.00

 94. Vignette Corporation                VIGN                1.00           140.0000            3,220.00

 95. VeriSign, Inc.                      VRSN                1.01           129.8750            3,246.88

 96. VERITAS Software Corporation        VRTS                1.09           113.0000            3,503.00

 97. Vitesse Semiconductor
   Corporation                           VTSS                0.76            49.8750            2,443.88

 98. Xilix, Inc.                         XLNX                0.75            83.3750            2,417.88

 99. Xerox Corporation*                   XRX                0.75            22.0000            2,420.00

100. Yahoo! Inc.                         YHOO                0.74           341.0000            2,387.00
                                                           ------                            -----------
                                                           100.00%                           $319,191.60
                                                           ======                            ===========


----------------------------
The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

 * Only these stocks currently pay dividends.


 + The issuer is a foreign corporation; any dividends will be subject to withholding taxes.

                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)


 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:
  -  The Portfolio is composed of aggressive
     growth stocks in the technology industry that are subject to extreme price volatility. Therefore, the Portfolio may be considered speculative.
  - Investors should be aware that the Model was applied on December 15, 1999, and that the Portfolio is generally fixed;
     because the Merrill Lynch 100 is
     rebalanced annually in December, or may
     otherwise change, the stocks in the
     Portfolio will not always reflect the
     current Merrill Lynch 100. A subsequent
     application of the Model might yield
     different stock weightings.
  -  Dividend rates on the stocks or share
     prices may decline during the life of the Portfolio.
  - Because the Portfolio is concentrated in stocks in the technology sector, adverse developments in this industry may affect the value of your units.
  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed or they may no longer be in the Merrill Lynch 100.
  -  The Portfolio does not reflect any
     investment recommendations of the
     Sponsor, and any one or more of the
     stocks in the Portfolio may, from time to time, be subject to sell recommendations from the Sponsor.

 5.  HOW HAS THE TECHNOLOGY PORTFOLIO
     PERFORMED IN THE PAST?

     The following table shows the actual
     annualized pre-tax return to investors
     who bought the first Technology Portfolio in 1998. The return assumes that investors reinvested all dividends and paid the maximum sales fees. The return figure reflects performance through
     September 30, 1999. Of course past
     performance is no indication of future
     results.



         CUMULATIVE
        PERFORMANCE
      THROUGH 9/30/99
     ------------------
       STARTING DATE         ANNUALIZED RETURN
     ------------------      -----------------
          8/25/98               71.89   %


 6.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
     Yes, if you want capital appreciation.
     You will benefit from a professionally
     selected and supervised portfolio whose
     risk is reduced by investing in equity
     securities of different issuers. Because all of the Portfolio stocks are concentrated in the technology sector, this Portfolio is not designed to be a complete equity investment program.

     The Portfolio is NOT appropriate for you if you are unwilling to take the additional risk involved with an aggressive growth equity investment. It may not be appropriate for you if you are seeking preservation of capital or current income.

 7.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?
     This table shows the costs and expenses
     you may pay, directly or indirectly, when you invest in the Portfolio.

     INVESTOR FEES

     Maximum Sales Fee (Load) on
     new purchases (as a percentage
     of $1,000 invested)                         2.75%


     You will pay an up-front sales fee of
     approximately 1.00%, as well as a total
     deferred sales fee of $17.50 ($1.75 per 1,000 units deducted from the Portfolio's net asset value on April 1 and April 15, May 1 and the first of each month thereafter through December
     1, 2000).

     The maximum sales fees are as follows:


                               YOUR MAXIMUM
                                SALES FEE
          IF YOU INVEST:         WILL BE:
          --------------       ------------
     Less than $50,000             2.75%
     $ 50,000 to $99,999           2.50%
     $100,000 to $249,999          2.00%
     $250,000 to $999,999          1.75%
     $1,000,000 to $4,999,999      1.00%
     $5,000,000 or more            0.60%

                                           .088  %         $0.87
     Trustee's Fee
                                           .071  %         $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
     ESTIMATED ANNUAL OPERATING EXPENSES
                                          AS A % OF        AMOUNT
                                             NET         PER 1,000
                                           ASSETS          UNITS
                                          ---------      ---------
                                           .023  %         $0.23
     Other Operating Expenses
                                          -------          -----
                                           .182  %         $1.80
     TOTAL



     ORGANIZATIONAL COSTS per 1,000
     units (deducted from Portfolio
     assets at the close of the initial
     offering period)                     $1.38



     EXAMPLE
     This example may help you compare the
     cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
     Although your actual costs may be higher or lower, based on these assumptions your costs would be:



     1 Year  3 Years  5 Years  10 Years
      $310    $748    $1,212    $2,496



 8.  IS THE PORTFOLIO MANAGED?

     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsor
     monitors the portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsor is not likely to
     do so.

 9.  HOW DO I BUY UNITS?
     The minimum investment is $250.

     You can buy units from the Sponsor and
     other broker-dealers. Some banks may
     offer units for sale through special
     arrangements with the Sponsor, although
     certain legal restrictions may apply.
     Employees of the Sponsor and certain
     Sponsor affiliates and non-employee
     directors of the Sponsor may purchase
     units at a reduced sales charge.

     UNIT PRICE PER 1,000 UNITS        $999.97
     (as of December 16, 1999)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee.
     Unit price also includes the estimated
     organization costs of $1.38 per 1,000
     Units, to which no sales fee has been
     applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.

10.  HOW DO I SELL UNITS?
     You may sell your units at any time to
     the Sponsor or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

11.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
     Any distributions of dividend income will be made when the Portfolio terminates.
     For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio. Foreign investors' shares of dividends will generally be subject to withholding taxes.

12.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of
     the Portfolio. You will pay only the
     deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.

     EXCHANGE PRIVILEGES
     If you continue to hold your units, you
     may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset
     Funds at a reduced sales fee if your
     investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

Any dividend income will be distributed at termination of the Portfolio. There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- a final report on Portfolio activity; and
- tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK


When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.


Here is what you should know about the Portfolio's concentration in technology stocks. Technology stocks tend to be relatively volatile as compared to other types of investments. These kinds of companies
  - are rapidly developing and highly competitive, both domestically and internationally;
  - may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and
  - are affected by
    -- worldwide scientific and technological developments (and resulting product obsolescence);

    -- government regulation;


    -- increase in material or labor costs;


    -- changes in distribution channels; and


    -- the need to manage inventory levels in line with product demand.


Other risk factors include:
  - short product life cycles;
  - aggressive pricing and reduced profit margins;
  - dramatic and often unpredictable changes in growth rates;
  - frequent new product introduction and the need to enhance existing products; and
  - intense competition from large established companies and potential competition from small start up companies.

Technology companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:
  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSOR'S SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.


SELLING UNITS TO THE TRUSTEE


Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling we will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.


If you sell units with a value of at least $500,000, you may choose to receive your distribution "in-kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.


There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into a new Technology Portfolio if one is available.


If you notify your financial adviser by December 27, 2000 your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Technology Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolio terminates.



The Portfolio will terminate by January 31, 2001. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.



If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.



We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.


HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and

  - legal expenses and other out-of-pocket expenses.

The deferred sales fee is generally a charge of $1.75 per 1,000 units and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor). The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income net of estimated expenses. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsor;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsor is currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsor.

The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsor will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES


If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the size and composition of the portfolio.



We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.


If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).


PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES


All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.


TRUST INDENTURE


The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.


The Sponsor and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsor determines that its replacement is in your best interest.


Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.


If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSOR:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Chase Manhattan Bank, Unit Trust Department, P.O. Box 5187--Bowling Green Station, New York, New York 10274-5187. is the Trustee, It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITER'S AND SPONSOR'S PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsor before the settlement date for those units may be used in the Sponsor's businesses to the extent permitted by federal law and may benefit the Sponsor.

The Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.


During the initial offering period, the Sponsor may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsor experienced a loss of $82.75 on the initial date of deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales charges and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys units and the prices at which it resells or redeems them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year.

                                              DEALER CONCESSION
                                                      AS
                                                A % OF PUBLIC
                        AMOUNT PURCHASED        OFFERING PRICE
                        ----------------      -----------------
                       Less than $50,000             2.00%
                       $50,000 to $99,999            1.80%
                       $100,000 to
                       $249,999                      1.45%
                       $250,000 to
                       $999,999                      1.25%
                       $1,000,000 and over           0.50%




The Sponsor does not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

The Sponsor has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

YEAR 2000 ISSUES


Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.


TAXES


The following summarizes the material income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.


In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION


You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities. Your holding period for the distributed Securities will include your holding period in your units.


If you elect to roll over your investment in the Portfolio, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over and your basis in those Securities will remain the same as before the rollover.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.


YOUR TAX BASIS IN THE SECURITIES


Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee.

Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio that were not rolled over. You should not increase your basis in your units by deferred sales fees or organizational expenses. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities.


EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount (currently, $126,600 or $63,300 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS


You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsor, Trustee and Holders of Equity Investor Fund, Defined Technology Portfolio 1999 Series D, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of December 17, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of December 17, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
New York, N.Y.
December 17, 1999


                 STATEMENT OF CONDITION AS OF DECEMBER 17, 1999


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $         319,191.60
Cash(2)..................................................  $           3,094.88
                                                           --------------------
        Total............................................  $         322,286.48
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsor for organization
     expenses(3).........................................  $             449.25
                                                           --------------------
    Subtotal                                                             449.25
                                                           --------------------
Interest of Holders of 325,541 Units of fractional
  undivided interest outstanding:(4)
  Cost to investors(5)...................................  $         325,531.23
  Gross underwriting commissions and organization
    expenses(6)(3).......................................             (3,694.00)
                                                           --------------------
    Subtotal                                                         321,837.23
                                                           --------------------
        Total............................................            322,286.48
                                                           ====================


------------


(1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on December 16, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $319,273.42 and deposited with the Trustee. The amount of the letter of credit includes $319,191.60 for the purchase of securities.


(2) General Instrument Corporation is the subject of a cash tender offer and is expected to be removed from the Merrill Lynch 100. The Trustee will hold amounts deposited for the purchase of this security in cash pending the announcement of a substitute security in the Merrill Lynch 100. The cash will then be used to purchase the substitute security.


(3) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.38 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsor will pay for this excess amount.


(4) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.97 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.


(5) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on December 16, 1999.


(6) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units is payable on April 1, April 15, May 1 and on the 1st day of each month thereafter through December 1, 2000. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If units are redeemed prior to December 1, 2000, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

              Defined


            Asset Funds-Registered Trademark->



HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         DEFINED TECHNOLOGY PORTFOLIO
recent freeInformation                   1999 SERIES D
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not
The Chase Manhattan Bank                 containcomplete information about the
1-800-323-1508                           investment companyfiled with the
                                         Securities and ExchangeCommission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file
                                         no.333-89001) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorizedto give any
                                         information or representationsabout
                                         this Fundnot contained in this
                                         Prospectus or the Information
                                         Supplement,and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund areno longer
                                         available, this Prospectus may beused
                                         as a preliminary prospectus for a
                                         futureseries, but some of the
                                         information in this Prospectus will be
                                         changedfor that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERSTO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITHTHE SECURITIES AND EXCHANGE
                                         COMMISSION.NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BEILLEGAL.
                                                                 100464RR--12/99

                                    PART II

             Additional Information Not Included in the Prospectus

       A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.


III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).


IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          The Chase Manhattan Bank, Trustee...........................       13-4994650

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
S&P Industrial Portfolio 1998 Series H......................       333-64577

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    The Signatures.

    The following exhibits:


      1.1     -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to
              Amendment No. 2 to the Registration Statement on Form S-6 of Equity
                Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset
                Funds, Reg. No. 33-58535).
      1.1.1   -- Form of Standard Terms and Conditions of Trust Effective as of
              October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the
                Registration Statement of Municipal Investment Trust Fund, Multistate
                Series-48, 1933 Act File No. 33-50247).
      1.2     -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the
                Securities Act of 1933 of The Corporate Income Fund, One Hundred
                Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
      3.1     -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How
                The Fund Works--Legal Opinion" in the Prospectus.
      5.1     --Consent of independent accountants.
      9.1     -- Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio
                1999 International Series A (United Kingdom Portfolio), 1933 Act File
                No. 333-70593).

                                   SIGNATURES

    The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 17TH DAY OF DECEMBER, 1999.


                           SIGNATURES APPEAR ON PAGE R-3.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)